July 24, 2025

Colin Deller
Chief Executive Officer
ClearSign Technologies Corporation
8023 East 63rd Place, Suite 101
Tulsa, OK 74133

        Re: ClearSign Technologies Corporation
            Registration Statement on Form S-3
            Filed July 17, 2025
            File No. 333-288736
Dear Colin Deller:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Blake Baron, Esq.